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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                              SECTION 240.13d-2(a)

                               (Amendment No. 13)1

                         Capital Pacific Holdings, Inc.
--------------------------------------------------------------------------------
                                (name of Issuer)


                     Common Stock, Par Value $.10 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   14040M104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 60 Pages
                         Exhibit Index Found on Page 29

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
====================
CUSIP No. 14040M104
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            California Housing Finance, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [   ]
                                                                    (b)  [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------============================================
                            7        SOLE VOTING POWER
                                     -0-
      NUMBER OF
       SHARES          --------------===========================================
    BENEFICIALLY            8        SHARED VOTING POWER
      OWNED BY                       2,809,851 [See Preliminary Note]
        EACH           --------------===========================================
  REPORTING PERSON          9        SOLE DISPOSITIVE POWER
        WITH                           -0-
                       --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     4,044,851 [See Preliminary Note]
------------------------------------============================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,044,851 of which only 2,809,851 Shares are Voting Shares [See Preliminary Note]

------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1 % of the entire class but only 20.5% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================


                                 Page 2 of 60 Pages

                                       13D
====================
CUSIP No. 14040M104
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            California Housing Finance, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [   ]
                                                                    (b)  [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------============================================
                            7        SOLE VOTING POWER
                                     -0-
      NUMBER OF
       SHARES          --------------===========================================
    BENEFICIALLY            8        SHARED VOTING POWER
      OWNED BY                       2,809,851 [See Preliminary Note]
        EACH           --------------===========================================
  REPORTING PERSON          9        SOLE DISPOSITIVE POWER
        WITH                           -0-
                       --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     4,044,851 [See Preliminary Note]
------------------------------------============================================
    11 AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPORTING PERSON 4,044,851 of which only 2,809,851 Shares are Voting Shares [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1 % of the entire class but only 20.5% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            00
------------====================================================================


                               Page 3 of 60 Pages

                                       13D
====================
CUSIP No. 14040M104
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Management, L.L.C.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------============================================
                            7        SOLE VOTING POWER
                                     -0-
      NUMBER OF
       SHARES          --------------===========================================
    BENEFICIALLY            8        SHARED VOTING POWER
      OWNED BY                       2,809,851 [See Preliminary Note]
        EACH           --------------===========================================
  REPORTING PERSON          9        SOLE DISPOSITIVE POWER
        WITH                           -0-
                       --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     4,044,851 [See Preliminary Note]
------------------------------------============================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,044,851 of which only 2,809,851 Shares are Voting Shares [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1 % of the entire class but only 20.5% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IA, OO
------------====================================================================


                               Page 4 of 60 Pages

                                       13D
====================
CUSIP No. 14040M104
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            David I. Cohen
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------============================================
                            7        SOLE VOTING POWER
                                     -0-
      NUMBER OF
       SHARES          --------------===========================================
    BENEFICIALLY            8        SHARED VOTING POWER
      OWNED BY                       2,809,851 [See Preliminary Note]
        EACH           --------------===========================================
  REPORTING PERSON          9        SOLE DISPOSITIVE POWER
        WITH                           -0-
                       --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     4,044,851 [See Preliminary Note]
------------------------------------============================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,044,851 of which only 2,809,851 Shares are Voting Shares [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1 % of the entire class but only 20.5% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 5 of 60 Pages

                                       13D
====================
CUSIP No. 14040M104
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Joseph F. Downes
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------===========================================
                            7       SOLE VOTING POWER
                                    -0-
      NUMBER OF
       SHARES          -------------===========================================
    BENEFICIALLY            8       SHARED VOTING POWER
      OWNED BY                      2,809,851 [See Preliminary Note]
        EACH           -------------===========================================
  REPORTING PERSON          9       SOLE DISPOSITIVE POWER
        WITH                          -0-
                       -------------===========================================
                            10      SHARED DISPOSITIVE POWER
                                    4,044,851 [See Preliminary Note]
------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,044,851 of which only 2,809,851 Shares are Voting Shares [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1 % of the entire class but only 20.5% of those Shares currently eligible to vote [See Preliminary Note]%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 6 of 60 Pages

                                       13D
====================
CUSIP No. 14040M104
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            William F. Duhamel
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------===========================================
                            7       SOLE VOTING POWER
                                    -0-
      NUMBER OF
       SHARES          -------------===========================================
    BENEFICIALLY            8       SHARED VOTING POWER
      OWNED BY                      2,809,851 [See Preliminary Note]
        EACH           -------------===========================================
  REPORTING PERSON          9       SOLE DISPOSITIVE POWER
        WITH                          -0-
                       -------------===========================================
                            10      SHARED DISPOSITIVE POWER
                                    4,044,851 [See Preliminary Note]
------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,044,851 of which only 2,809,851 Shares are Voting Shares [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1 % of the entire class but only 20.5% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 7 of 60 Pages

                                       13D
====================
CUSIP No. 14040M104
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Andrew B. Fremder
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Unites States
------------------------------------===========================================
                            7       SOLE VOTING POWER
                                    -0-
      NUMBER OF
       SHARES          -------------===========================================
    BENEFICIALLY            8       SHARED VOTING POWER
      OWNED BY                      2,809,851 [See Preliminary Note]
        EACH           -------------===========================================
  REPORTING PERSON          9       SOLE DISPOSITIVE POWER
        WITH                          -0-
                       -------------===========================================
                            10      SHARED DISPOSITIVE POWER
                                    4,044,851 [See Preliminary Note]
------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,044,851 of which only 2,809,851 Shares are Voting Shares [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1 % of the entire class but only 20.5% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 8 of 60 Pages

                                       13D
====================
CUSIP No. 14040M104
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Richard B. Fried
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------===========================================
                            7       SOLE VOTING POWER
                                    -0-
      NUMBER OF
       SHARES          -------------===========================================
    BENEFICIALLY            8       SHARED VOTING POWER
      OWNED BY                      2,809,851 [See Preliminary Note]
        EACH           -------------===========================================
  REPORTING PERSON          9       SOLE DISPOSITIVE POWER
        WITH                          -0-
                       -------------===========================================
                            10      SHARED DISPOSITIVE POWER
                                    4,044,851 [See Preliminary Note]
------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,044,851 of which only 2,809,851 Shares are Voting Shares [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1 % of the entire class but only 20.5% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 9 of 60 Pages

                                       13D
====================
CUSIP No. 14040M104
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Monica R. Landry
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [   ]
                                                                      (b) [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------===========================================
                            7       SOLE VOTING POWER
                                    -0-
      NUMBER OF
       SHARES          -------------===========================================
    BENEFICIALLY            8       SHARED VOTING POWER
      OWNED BY                      2,809,851 [See Preliminary Note]
        EACH           -------------===========================================
  REPORTING PERSON          9       SOLE DISPOSITIVE POWER
        WITH                          -0-
                       -------------===========================================
                            10      SHARED DISPOSITIVE POWER
                                    4,044,851 [See Preliminary Note]
------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,044,851 of which only 2,809,851 Shares are Voting Shares [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1 % of the entire class but only 20.5% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 10 of 60 Pages

                                       13D
====================
CUSIP No. 14040M104
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            William F. Mellin
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------===========================================
                            7       SOLE VOTING POWER
                                    -0-
      NUMBER OF
       SHARES          -------------===========================================
    BENEFICIALLY            8       SHARED VOTING POWER
      OWNED BY                      2,809,851 [See Preliminary Note]
        EACH           -------------===========================================
  REPORTING PERSON          9       SOLE DISPOSITIVE POWER
        WITH                          -0-
                       -------------===========================================
                            10      SHARED DISPOSITIVE POWER
                                    4,044,851 [See Preliminary Note]
------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,044,851 of which only 2,809,851 Shares are Voting Shares [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1 % of the entire class but only 20.5% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 11 of 60 Pages

                                       13D
====================
CUSIP No. 14040M104
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Stephen L. Millham
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------===========================================
                            7       SOLE VOTING POWER
                                    -0-
      NUMBER OF
       SHARES          -------------===========================================
    BENEFICIALLY            8       SHARED VOTING POWER
      OWNED BY                      2,809,851 [See Preliminary Note]
        EACH           -------------===========================================
  REPORTING PERSON          9       SOLE DISPOSITIVE POWER
        WITH                          -0-
                       -------------===========================================
                            10      SHARED DISPOSITIVE POWER
                                    4,044,851 [See Preliminary Note]
------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,044,851 of which only 2,809,851 Shares are Voting Shares [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1 % of the entire class but only 20.5% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 12 of 60 Pages

                                       13D
====================
CUSIP No. 14040M104
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Thomas F. Steyer
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------===========================================
                            7       SOLE VOTING POWER
                                    -0-
      NUMBER OF
       SHARES          -------------===========================================
    BENEFICIALLY            8       SHARED VOTING POWER
      OWNED BY                      2,809,851 [See Preliminary Note]
        EACH           -------------===========================================
  REPORTING PERSON          9       SOLE DISPOSITIVE POWER
        WITH                          -0-
                       -------------===========================================
                            10      SHARED DISPOSITIVE POWER
                                    4,044,851 [See Preliminary Note]
------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,044,851 of which only 2,809,851 Shares are Voting Shares [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1 % of the entire class but only 20.5% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 13 of 60 Pages

                                       13D
====================
CUSIP No. 14040M104
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Mark C. Wehrly
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------===========================================
                            7       SOLE VOTING POWER
                                    -0-
      NUMBER OF
       SHARES          -------------===========================================
    BENEFICIALLY            8       SHARED VOTING POWER
      OWNED BY                      2,809,851 [See Preliminary Note]
        EACH           -------------===========================================
  REPORTING PERSON          9       SOLE DISPOSITIVE POWER
        WITH                          -0-
                       -------------===========================================
                            10      SHARED DISPOSITIVE POWER
                                    4,044,851 [See Preliminary Note]
------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,044,851 of which only 2,809,851 Shares are Voting Shares [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1 % of the entire class but only 20.5% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 14 of 60 Pages

     This Amendment No. 13 to the Schedule 13D amends the Schedule 13D originally filed on September 30, 1997 (collectively with all other amendments thereto, the "Schedule 13D").

     Preliminary Note: As reported by the Company, there are (i) 13,679,362 Shares of Common Stock outstanding, all of which are eligible to vote ("Voting Common Stock"), and (ii) 1,235,000 Shares of non-voting common stock ("Non-Voting Common Stock") outstanding, each as of November 25, 2002. The Partnership owns and is able to dispose of (x) 2,809,851 Shares of Voting Common Stock and (y) 1,235,000 Shares of Non-Voting Common Stock. The Partnership therefore owns 27.1% of the 14,914,362 Shares of Common Stock (both Voting and Non-Voting) issued and outstanding but only 20.5% of the 13,679,362 Shares of Voting Common Stock issued and outstanding. The Reporting Persons are filing this Schedule 13D to report their agreement to acquire, subject to certain third-party conditions and consents, additional Shares of Voting Common Stock, as discuss in Item 4 below. Such additional Shares have not yet been acquired and are not reported on the cover pages hereto.

Item 2.  Identity And Background.
------   -----------------------

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

     (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

     The Partnership
     ---------------

          (i) California Housing Finance, L.P., a Delaware limited partnership (the "Partnership"), with respect to the Shares held by it;


     The General Partner
     -------------------

                               Page 15 of 60 Pages

          (ii) California Housing Finance, L.L.C., a Delaware limited liability company which is the general partner of the Partnership (the "General Partner"), with respect to the Shares held by the Partnership.2

     The Management Company
     ----------------------

          (iii)Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Shares held by the Partnership.


     The Managing Members Of The Management Company
     ----------------------------------------------

          (iv) The following ten persons who are managing members of the Management Company, with respect to the Shares held by the
               Partnership: David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Andrew B. Fremder ("Fremder"), Richard B. Fried ("Fried"), Monica R. Landry ("Landry"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").

     Cohen, Downes, Duhamel, Fremder, Fried, Landry, Mellin, Millham, Steyer and Wehrly are together referred to herein as the "Individual Reporting Persons."

     (b) The address of the principal business and principal office of (i) the Partnership, the General Partner and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (c) The principal business of the Partnership is to invest in and engage in certain financial transactions with the Company and its affiliates. The principal business of the General Partner is to act as the general partner of the Partnership. The principal business of the Management Company is that of a registered investment adviser. The Management Company also acts as manager of the General Partner. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

-----------------------
2 The limited partners of the Partnership are Farallon Capital Partners, L.P., a California limited partnership ("FCP"), a discretionary account (the "Managed Account") managed by the Management Company (as defined herein), RR Capital Partners, L.P., a Delaware limited partnership ("RR") and Farallon Special Situation Partners, L.P., a Delaware limited partnership ("FSSP"). The members of the General Partner are FCP, the Managed Account, RR and FSSP.


                               Page 16 of 60 Pages

     (d) None of the Partnership, the General Partner, the Management Company or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Partnership, the General Partner, the Management Company or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of the Partnership, the General Partner and the Management Company is set forth above. Each of the Individual Reporting Persons is a United States citizen.

     The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

     Item 4.  Purpose Of The Transaction.
     ------   --------------------------

     Item 4 of the Schedule 13D is amended and updated as follows:

     On December 5, 2002, the Partnership, Makallon, LLC ("Makallon") and CPH2, LLC entered into a Purchase and Sale Agreement (the "CPH2 Sale Agreement") pursuant to which, subject to the terms and conditions thereof, including but not limited to the conditions to closing contained therein, the Partnership and Makallon have agreed to purchase from CPH2, LLC a total of 1,674,737 Shares of common stock of the Company. If this transaction is consummated, the Partnership will acquire 902,425 Shares and Makallon will acquire 772,312 Shares. The Partnership is the sole non-managing member of Makallon.

     The CPH2 Sale Agreement was entered into pursuant to that certain Stipulation of


                               Page 17 of 60 Pages

Settlement dated as of December 5, 2002 (the "Stipulation") among certain of the Reporting Persons, the Company, Hadi Makarechian and certain of the Company's other directors, Capital Pacific Holdings, LLC, CPH2, LLC, CPH3, LLC, Makallon, Paul Makarechian, Makar Properties, LLC and Dale Dowers ("Dowers" and together with the other named entities, the "Stipulation Parties"). The Stipulation was entered into by the Stipulation Parties to settle fully all of the claims and counter-claims brought in the case Dale Dowers v. Hadi Makarechian, et al. (Orange County Superior Court Case No. 01 CC 06121)(the "Action"), and was submitted to the Court for its consideration on December 5, 2002. The proposed settlement set forth in the Stipulation includes, among other things, releases granted by the plaintiff and the defendants in the Action and by the Company and Capital Pacific Holdings, LLC; the Company's agreement to institute new corporate governance provisions; and certain other contemplated transactions, including the following:

     First, as the Court entered, on December 5, 2002, an order preliminarily approving the settlement set forth in the Stipulation and providing for notice of the settlement to the Company's shareholders, the Partnership will deposit $2,000,000 (the "Escrow Amount") into an escrow account pending the closing under the CPH2 Sale Agreement.

     Second, on December 5, 2002, CPH2, LLC and Dowers entered into a Purchase and Sale Agreement (the "Dowers Sale Agreement"), pursuant to which and subject to the terms and conditions thereof, including but not limited to the conditions to closing contained therein, in exchange for selling all of his interest in CPH2, LLC to CPH2, LLC and releasing all of his claims against the other Stipulation Parties, Dowers will receive from CPH2, LLC $9.3 million plus the "Net Escrow Balance" (the Escrow Amount net of any amounts spent by the Company in printing and delivering notice of the settlement to its shareholders)(together, the "Dowers' Settlement Consideration"). A portion of such amount includes contingency-based fees owed to Dowers'

                               Page 18 of 60 Pages
counsel. In addition, CPH2, LLC has agreed to pay $200,000 directly to Dowers' counsel(the "Counsel Payment"). The Counsel Payment and the Dowers' Settlement Consideration will be paid entirely from the proceeds of the CPH2 Sale Agreement.

     Third, CPH2, LLC, Makallon and the Partnership entered into the CPH2 Sale Agreement. As mentioned above, if this transaction is consummated, the Partnership will acquire 902,425 Shares of Voting Common Stock and Makallon will acquire 772,312 Shares of Voting Common Stock, subject to the terms of the Conversion Agreement described below. Payment for these Shares will be divided into three parts: (1) the Partnership will pay the Counsel Payment directly to Dowers' counsel on behalf of CPH2, LLC; (2) the Partnership will pay $3,994,217, and instruct the Escrow Agent to pay the Net Escrow Balance, directly to Dowers on behalf of CPH2, LLC; and (3) Makallon will pay $5,305,783 directly to Dowers on behalf of CPH2, LLC (the "Makallon Payment"). These payments, which will be made directly to Dowers and his counsel, will satisfy all of CPH2, LLC's payment obligations under the Stipulation and the Dowers Sale Agreement and will be paid both to acquire the Shares and to cause Dowers (individually and on behalf of the Company shareholders) to release all claims against all of the defendants in the Action, including but not limited to the Company, the Partnership, Makallon and certain of their affiliates. The Partnership, as the non-managing member of Makallon, will contribute to Makallon 100% of the funds to be used by Makallon to make the Makallon Payment.

     Fourth, on December 5, 2002, the Company, CPH2, LLC, CPH3, LLC, the Partnership, and Makallon entered into a Conversion Agreement (the "Conversion Agreement"). Pursuant to the Conversion Agreement, upon the closing of the transactions contemplated by the CPH2 Sale Agreement, Makallon has agreed to exchange the 772,312 Shares of Voting Common Stock it has agreed to purchase from CPH2, LLC for newly issued, Non-Voting Common Stock. Under the

                               Page 19 of 60 Pages

Conversion Agreement, the Company has agreed to exchange the Shares of Non-Voting Common Stock for Shares of Voting Common Stock upon the occurrence of certain events. In addition, the Partnership and Makallon are granted registration rights for all of the Shares they have each agreed to acquire pursuant to the CPH2 Sale Agreement under that certain Registration Rights Agreement dated October 1, 1997 by and between the Company and the Partnership (the "Registration Rights Agreement"), as amended by Section 2.3(b) of the Interest Exchange Agreement dated as of February 15, 2001 by and between the Company and the Partnership (the "Exchange Agreement").

     Finally, certain of the Stipulation Parties have separately entered into an agreement and release (the "Agreement and Release"), pursuant to which they have granted various releases to each other related to the Action.

     The closings under each of the Dowers Sale Agreement, the CPH2 Sale Agreement and the Conversion Agreement (together, the "Operative Agreements"), the effectiveness of the releases under the Agreement and Release and any other provisions included in the Stipulation are contingent upon the Court's entry of a judgment and order for dismissal with respect to the Action, the time for an appeal of such judgment having run and such judgment becoming final, the satisfaction of the closing conditions under each of the Operative Agreements and certain other matters set forth in the Stipulation.

     The summary of the Stipulation, the Dowers Sale Agreement, the CPH2 Sale Agreement and the Conversion Agreement is qualified in its entirety by the terms and conditions of each such agreement. The Dowers Sale Agreement is filed as an exhibit to the Schedule 13D filed by Hadi Makarechian on or about December 5, 2002 and is incorporated herein by reference. The CPH2 Sale Agreement and the Conversion Agreement are filed as filed as Exhibits Q and R, respectively, to this Schedule 13D and incorporated by reference herein. The summary of the Stipulation is

                               Page 20 of 60 Pages
qualified in its entirety by the terms and conditions of the Stipulation, which Stipulation may be found with the Orange County Superior Court, Complex Litigation Center, Records Department, 751 W. Santa Ana Boulevard, Building 36, Santa Ana, CA 92701, Telephone Number: (714) 568-4832. For information regarding the Action, see the Company's 10-Q for the quarter ended August 31, 2002 filed with the SEC on October 15, 2002. For a copy of the Registration Rights Agreement see the Reporting Persons' Schedule 13D Amendment No. 1 dated October 9, 1997 and filed with the SEC on October 9, 1997. For a copy of the Exchange Agreement, see the Reporting Persons' Schedule 13D Amendment No. 10 dated February 16, 2001 and filed with the SEC on February 16, 2001.

     Also, as previously reported, in order to maximize and protect the value of the Partnership's investment in the Company and Capital Pacific Holdings, LLC (formerly referred to as the "New LLC") and to exercise its minority protections and other rights, the Reporting Persons have communicated with and intend to have further communications from time to time with one or more shareholders or bondholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company, potential investors in the Company and/or other third parties and any financial advisers to the Company regarding the Company, Capital Pacific Holdings, LLC and their affiliates and subsidiaries (including but not limited to operations, acquisitions or dispositions, refinancings, recapitalizations, dividends and other strategic transactions that could be undertaken by the Company, Capital Pacific Holdings, LLC and/or their affiliates and subsidiaries). The Reporting Persons may in such communications advocate a particular course of action.

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to

                               Page 21 of 60 Pages
in  paragraphs  (a) through (j),  inclusive,  of the  instructions  to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     (a) The Partnership
         ---------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Partnership is incorporated herein by reference for each such Partnership.

          (c) There have been no purchases, sales or other transactions in the Shares since the filing of the prior Schedule 13D.

          (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

          (e)  Not applicable.

     (b) The General Partner
         -------------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference.

          (c)  None.

          (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

          (e)  Not applicable.

     (c) The Management Company
         ----------------------

                               Page 22 of 60 Pages

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

          (c)  None

          (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

          (e)  Not applicable.

     (d) The Individual Reporting Persons
         --------------------------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

          (c)  None.

          (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

          (e)  Not applicable.

     The Shares reported hereby for the Partnership are owned directly by it. The General Partner, as general partner to the Partnership, may be deemed to be the beneficial owner of all such Shares owned by the Partnership. The Management Company, as manager of the General Partner, may be deemed to be the beneficial owner of all Shares owned by the Partnership. Each of the Individual Reporting Persons, as managing member of the Management Company, may be deemed to be the beneficial owner of all such Shares held by the Partnership. Each of the General Partner, the Management Company and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

                               Page 23 of 60 Pages

Item 6. Contracts, Arrangements, Understandings Or
         Relationships With Respect To Securities Of The Issuer.
         ------------------------------------------------------

     Other than the CPH2 Sale Agreement and the Conversion Agreement (which are attached hereto as Exhibits Q and R) and the other agreements described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

     There is filed herewith as Exhibit P a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. There is filed herewith as Exhibit Q a copy of the CPH2 Sale Agreement referenced in Item 4 above. There is filed herewith as Exhibit R a copy of the Conversion Agreement referenced in
Item 4 above.


                               Page 24 of 60 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 2002


                        CALIFORNIA HOUSING FINANCE, L.P.

                       By: California Housing Finance, LLC
                               its General Partner

                       By:  Farallon Capital Management, L.L.C.
                               its Manager

                       /s/  Joseph F. Downes
                       ----------------------------------------
                       By:  Joseph F. Downes,
                       Managing Member

                       CALIFORNIA HOUSING FINANCE, L.L.C.

                       By:  Farallon Capital Management, L.L.C.,
                               its Manager

                       /s/  Joseph F. Downes
                       ----------------------------------------
                       By:  Joseph F. Downes,
                       Managing Member

                       /s/  Joseph F. Downes
                       ----------------------------------------
                       FARALLON CAPITAL MANAGEMENT, L.L.C.,
                       By Joseph F. Downes,
                          Managing Member

                       /s/  Joseph F. Downes
                       ----------------------------------------
                       Joseph F. Downes, individually and as attorney-in-fact for each of David I. Cohen, William F. Duhamel,
                       Andrew B. Fremder, Monica R. Landry,
                       Richard B. Fried, William F. Mellin, Stephen L. Millham, Thomas F. Steyer and Mark C. Wehrly.

     The Powers of Attorney, each executed by Cohen, Fremder, Mellin, Millham and Steyer authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 20, 1998, by such Reporting Persons with respect to the Units of Spiros Development

                               Page 25 of 60 Pages

Corporation II, Inc., are hereby incorporated by reference. The Powers of Attorney, each executed by Duhamel and Fried authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 7 to the Schedule 13D filed with the Securities and Exchange Commission on February 9, 1999 by such Reporting Persons with respect to the Callable Class A Common Stock of Crescendo Pharmaceuticals Corporation, are hereby incorporated by reference. The Power of Attorney executed by Mark C. Wehrly authorizing Downes to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission on January 18, 2000, by such Reporting Person with respect to the Class A Common Stock of Momentum Business Applications, Inc., is hereby incorporated by reference. The Power of Attorney executed by Monica R. Landry authorizing Downes to sign and file this Schedule 13D on her behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on January 22, 2001, by such Reporting Person with respect to the Common Stock of Korn/Ferry International, is hereby incorporated by reference.



                               Page 26 of 60 Pages

                                                                         ANNEX 1

     Set forth below with respect to the Partnership, the General Partner and the Management Company is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       The Partnership
         ---------------

          (a) California Housing Finance, L.P. (b) c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, California  94111
          (c) Invests and engages in certain financial transactions with the Company and its affiliates.
          (d)  Delaware limited partnership
          (e)  General Partner: California Housing Finance, L.L.C.

2.       The General Partner
         -------------------

          (a) California Housing Finance, L.L.C. (b) c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, California  94111
          (c) Acts as general partner of California Housing Finance, L.P. (d) Delaware limited liability company (e) Manager: Farallon Capital Management, L.L.C.

3.       The Management Company
         ----------------------

          (a)  Farallon Capital Management, L.L.C.
          (b)  One Maritime Plaza, Suite 1325
               San Francisco, California  94111
          (c) Serves as an investment adviser to various managed accounts. Also acts as manager of California Housing Finance, L.L.C.
          (d)  Delaware limited liability company
          (e)  Managing Members: Thomas F. Steyer, Senior Managing Member; David
               I. Cohen, Joseph F. Downes, William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham and Mark C. Wehrly, Managing Members.

4.       The Individual Reporting Persons/The Managing Members
         -----------------------------------------------------

          Each of the Managing Members is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco,

                               Page 27 of 60 Pages

          California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company. The principal occupation of each other Managing Member is serving as a managing member of the Management Company. None of the Managing Members have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the
          Schedule 13D.


                               Page 28 of 60 Pages

                                  EXHIBIT INDEX

EXHIBIT P              Joint Acquisition Statement Pursuant to Section
                       240.13d1(k)

EXHIBIT Q              Purchase and Sale Agreement dated as of December 5, 2002
                       among California Housing Finance, L.P., Makallon, LLC and
                       CPH2, LLC

EXHIBIT R              Conversion Agreement dated as of December 5, 2002 among
                       Capital Pacific Holdings, Inc.,  CPH2, LLC, CPH3, LLC,
                       California Housing Finance, L.P. and Makallon, LLC



                               Page 29 of 60 Pages

                                                                       EXHIBIT P
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  December 6, 2002


                        CALIFORNIA HOUSING FINANCE, L.P.

                       By: California Housing Finance, LLC
                               its General Partner

                       By:  Farallon Capital Management, L.L.C.
                               its Manager

                       /s/  Joseph F. Downes
                       ----------------------------------------
                       By:  Joseph F. Downes,
                       Managing Member

                       CALIFORNIA HOUSING FINANCE, L.L.C.

                       By:  Farallon Capital Management, L.L.C.,
                               its Manager

                       /s/  Joseph F. Downes
                       ----------------------------------------
                       By:  Joseph F. Downes,
                       Managing Member

                       /s/  Joseph F. Downes
                       ----------------------------------------
                       FARALLON CAPITAL MANAGEMENT, L.L.C.,
                       By:  Joseph F. Downes,
                       Managing Member

                               Page 30 of 60 Pages

                       /s/  Joseph F. Downes
                       ----------------------------------------
                       Joseph F. Downes, individually and as attorney-in-fact for each of David I. Cohen, William F. Duhamel,
                       Andrew B. Fremder, Monica R. Landry, Richard B. Fried, William F. Mellin, Stephen L. Millham,
                       Thomas F. Steyer  and Mark C. Wehrly.


                               Page 31 of 60 Pages

                                                                       EXHIBIT Q
                                                                              to
                                                                    SCHEDULE 13D

                                                                [EXECUTION COPY]


                           PURCHASE AND SALE AGREEMENT
                             (CPH2 to CHF/MAKALLON)

     PURCHASE AND SALE AGREEMENT dated as of December 5, 2002, among CPH2, LLC (the "Seller") and CALIFORNIA HOUSING FINANCE, L.P. ("CHF") and MAKALLON, LLC ("Makallon" and together with CHF, the "Purchasers").

                                    RECITALS
                                    --------

     A. The Seller owns shares of voting common stock (the "Stock") of Capital Pacific Holdings Inc. (the "Company").

     B. The Seller desires to sell to the Purchasers and the Purchasers desire to purchase from the Seller a total of 1,674,737 shares of Stock (the "Shares").

     C. The parties have entered into a Stipulation of Settlement (the "Stipulation") relating to the proceeding in the Superior Court of the State of California, County of Orange, Case No. 01CC06121 (the "Proceeding"). Capitalized terms used but not defined herein shall have the meanings set forth in the Stipulation.

     D. CHF and Dale Dowers ("Dowers") and Wilmington Trust Company, as escrow agent will enter into an Escrow Agreement (the "Escrow Agreement"). Upon the entry of the Notice Order, CHF will deposit $2,000,000 into escrow under the Escrow Agreement. If the Closing occurs as provided herein, such amount will be applied to payment of the Payment Amount, as provided herein.

     E. The Seller, the Purchasers, the Company and CPH3, LLC have entered into a Conversion Agreement dated the date hereof (the "Conversion Agreement").

     F. The Seller and Dowers have entered into a Purchase and Sale Agreement dated the date hereof (the "Dowers Sale Agreement" and together with the Stipulation, the Agreement and Release, the Escrow Agreement, the Conversion Agreement and this Agreement, the "Transaction Agreements"), under which Dowers has agreed to (i) sell to the Seller and the Seller has agreed to purchase Dowers' entire interest in the Seller, (ii) release the Plaintiff's Released Persons (as defined in and as provided in the Stipulation) and (iii) pay all of the legal fees and expenses of his counsel in connection with the Proceeding (except for $200,000 of such fees to be paid by the Seller as provided herein).

                                    AGREEMENT
                                    ---------

     NOW THEREFORE, in consideration of the premises and the mutual covenants and the agreements herein set forth, the parties hereby agree as follows:

                               Page 32 of 60 Pages

     Section 1. Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing: (a) the Seller shall (and hereby does) sell, transfer, assign and deliver to each Purchaser, and each Purchaser shall purchase from the Seller, free and clear of all liens, claims or encumbrances, that number of Shares set forth on Schedule A hereto, (b) the Seller shall use the Payment Amount to cause all amounts payable under the Dowers Sale Agreement to be paid and to cause Dowers to release the Plaintiff's Released Persons as provided in the Stipulation (the "Releases"), and (c) each Purchaser shall pay its portion (as set forth on Schedule B hereto) of the Payment Amount (as defined below) as set forth in Section 2 below. The sale of the Shares contemplated by this Agreement will be effective as of the time of the payment of the Payment Amount as provided herein.

     Section 2. Payment Amount. The aggregate amount payable for the purchase of the Shares and for the Seller causing Dowers to grant the Releases and to pay the fees and expenses of his counsel shall be an amount equal to $9,300,000 plus the Net Escrow Balance (the "Payment Amount"). Subject to the terms and conditions of this Agreement, the Seller has requested that the Purchasers pay the Payment Amount to fulfill the Seller's payment obligations under the Dowers Sale Agreement. Accordingly, the Payment Amount shall be payable as follows:

     (a) At the Closing, (i) CHF shall pay to Dowers $3,794,217 and Makallon shall pay to Dowers $5,305,783, for an aggregate payment to Dowers of $9,300,000; (ii) the Net Escrow Balance shall be paid by the Escrow Agent to Dowers and the Notice Costs shall be paid to the Company, as provided in the Escrow Agreement; and (iii) CHF shall pay $200,000 to Dowers' attorney, Rosen & Associates, as provided in the Stipulation. The Seller agrees that the payments set forth in this Section 2(a) constitute full payment to the Seller of the Payment Amount.

     (b) The portion of the Payment Amount payable at the Closing to Dowers shall be paid by the Purchasers to Dowers by wire transfer of immediately available funds in accordance with the following wire transfer instructions:

               Wire to:         Wells Fargo Bank
                                Las Vegas, Nevada
               ABA Routing No.: 321270742
               Account No.:     6785233849
               Account Name:    Dale Dowers and Robert C. Rosen

     (c) The portion of the Payment Amount payable at the Closing to Rosen & Associates shall be paid by CHF to Rosen & Associates by wire transfer of immediately available funds in accordance with the following wire transfer instructions:

               Wire to:         Wells Fargo Bank
                                801 South Hill Street
                                Los Angeles, California 90014
               ABA Routing No.: 122000247


                                       -2-
                               Page 33 of 60 Pages

               Account No.:     0804416022
               Account Name:    Rosen & Associates

     Section 3. Deliveries.

     (a) By Seller. At the Closing, the Seller shall deliver to the Purchasers the following:

          (i) one or more share certificates for 1,674,737 Shares;

          (ii) stock powers for all of such stock certificates referred to above, duly endorsed in blank or accompanied by stock powers duly endorsed in blank, in proper form for transfer, with appropriate transfer stamps, if any, affixed, free and clear of all liens, claims or encumbrances.

     The Purchasers and the Seller agree to deliver such stock certificates and stock powers to the transfer agent for the Company under a transfer instruction letter acceptable to the Purchasers which directs the transfer agent (1) to deliver promptly to CHF a new share certificate for 902,425 shares of voting Stock and (2) to deliver promptly to Makallon a new share certificate for 772,312 shares of non-voting Stock as provided in the Conversion Agreement. Such share certificates must be free of all restrictive legends other than a customary legend stating that such Shares are "restricted securities" under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

     (b) By Purchasers. At the Closing, the Purchasers shall pay the Payment Amount as provided in Section 2(a).

     Section 4. The Closing.

     (a) Time and Place of Closing. The closing of the sale of the Shares (the "Closing") will take place within 3 business days of the satisfaction (or waiver) of the conditions to Closing set forth below, but on or before the Expiration Date or at such other time as the parties may agree in writing (such date of the Closing being hereinafter referred to as the ("Closing Date"). If the Stipulation is terminated in accordance with its terms, then this Agreement shall terminate and become null and void.

     (b)  Conditions  Precedent  to  the  Obligations  of  the  Purchasers.  The
obligations of the Purchasers under this Agreement are subject to the fulfillment of each of the following conditions, unless waived by the Purchasers in writing, at or before the Closing:

          (i) Representations and Warranties. The representations and warranties of the Seller contained in this Agreement shall be true on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.


                                       -3-
                               Page 34 of 60 Pages

          (ii) Performance of Agreements. The Seller shall have performed and complied with all of its covenants and other obligations contained in this Agreement required to be performed or complied with at or before the Closing.

          (iii) Shares. The Seller shall have duly transferred all of the stock certificates and stock powers for the Shares to the Purchasers as provided in Section 3(a), free and clear of all liens, claims, encumbrances or restrictions of any kind.

          (iv) Agreements. The Purchasers shall have received the following, in each case fully signed and duly executed and delivered:

               (A) the Escrow Agreement;

               (B) the Conversion Agreement; and

               (C) the Dowers Sale Agreement.

          (v) Dowers Sale Agreement. The conditions to closing in the Dowers Sale Agreement shall have been satisfied and the closing thereunder shall occur immediately following the Closing hereunder.

          (vi) Escrow. The Escrow Fund shall, simultaneously with the payment under Section 2(a)(i) hereof, be paid as provided in Section 2(a)(ii) hereof.

          (vii) Effective Date. The conditions to the Effective Date set forth in Section VI.9.1 of the Stipulation (other than the Closing hereunder and the closings under the Dowers Sale Agreement and the Conversion Agreement) shall have occurred.

     (c) Conditions Precedent to the Obligations of the Seller. The obligations of the Seller under this Agreement are subject to the fulfillment of each of the following conditions, unless waived by the Seller in writing, at or before the
Closing:

          (i) Representations and Warranties. The representations and warranties of the Purchasers contained in this Agreement shall be true on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

          (ii) Performance of Agreements. The Purchasers shall have performed and complied with all of their covenants and other obligations contained in this Agreement required to be performed or complied with at or before the Closing.

          (iii) Agreements. The Seller shall have received the following, in each case fully signed and duly executed and delivered:

               (A) the Escrow Agreement;

               (B) the Conversion Agreement;


                                       -4-
                               Page 35 of 60 Pages

               (C) the Dowers Sale Agreement.

          (iv) Dowers Sale Agreement. The conditions to closing set forth in the Dowers Sale Agreement shall have been satisfied and the closing thereunder shall occur immediately the Closing hereunder.

          (v) Escrow. The Escrow Fund shall, simultaneously with the payment under Section 2(a)(i) hereof, be paid as provided in Section 2(a)(ii) hereof.

          (vi) Effective Date. The conditions to the Effective Date set forth in
     Section VI.9.1 of the Stipulation (other than the Closing hereunder and the closings under the Dowers Sale Agreement and the Conversion Agreement) shall have occurred.

     Section 5. Representations and Warranties of the Seller. The Seller represents and warrants to the Purchasers as of the date hereof and as of the Closing Date as follows:

     (a) Power. The Seller is a limited liability company duly formed, validly existing and in good standing under the laws of the jurisdiction of its organization. The Seller has the necessary limited liability company power and authority, to execute and deliver this Agreement, and each other Transaction Agreement to which it is party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

     (b) Binding Effect. Each of the Transaction Agreements to which it is party has been duly executed and delivered by the Seller, and are legal, valid and binding obligations of the Seller enforceable against it in accordance with its terms.

     (c) Contravention. Neither the execution, delivery and performance of any Transaction Agreement to which it is party nor the consummation of the transactions contemplated hereby or thereby will (with or without notice or lapse of time or both) (a) conflict with or breach any provision of the Seller's governing documents, (b) violate any law, rule or regulation by which the Seller or any of its properties may be bound or affected, or (c) conflict with or result in a default under any material contract or other material agreement to which the Seller is a party or by which it or any of its properties may be bound or affected.

     (d) Approvals. Except for the Consent set forth on the signature pages hereto, no authorization, consent, order or approval of, notice to or registration or filing with, or any other action by any governmental authority or other person is required or advisable in connection with (i) the due execution and delivery by the Seller of this Agreement or any Transaction Agreement, or (ii) the performance by the Seller of its obligations under any Transaction Agreement.

     (e) Ownership. The Seller is the sole record and beneficial owner of all of the 1,674,737 Shares and the Seller shall at Closing transfer to the Purchasers all such 1,674,737 Shares free and clear of all liens, claims, encumbrances, voting trusts, voting agreements, options, rights of first refusal or restrictions of any nature whatsoever. All such Shares are duly authorized, validly issued, fully paid and non-assessable.


                                       -5-
                               Page 36 of 60 Pages

     (f) Accredited Investor. The Seller is an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act.

     Section 6. Representations and Warranties of the Purchasers. Each Purchaser severally, for itself only, represents and warrants to the Seller as of the date hereof and as of the Closing Date as follows:

     (a) Power. Such Purchaser has the authority to execute and deliver this Agreement and each other Transaction Agreement to which it is party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

     (b) Binding Effect. Each Transaction Agreement to which it is party has been duly executed and delivered by such Purchaser, is the legal, valid and binding obligation of such Purchaser enforceable against it in accordance with its terms.

     (c) Contravention. Neither the execution, delivery and performance of any Transaction Agreement to which it is party nor the consummation of the transactions contemplated hereby or thereby will (with or without notice or lapse of time or both) (a) violate any law, rule or regulation by which such Purchaser or any of its properties may be bound or affected, or (b) conflict with or result in a default under any material contract or other material agreement to which such Purchaser is a party or by which it or any of its properties may be bound or affected.

     (d) Approvals. No authorization, consent, order or approval of, notice to or registration or filing with, or any other action by any governmental authority or other Person is required or advisable in connection with (i) the due execution and delivery by such Purchaser of any Transaction Agreement, or
(ii) the performance by such Purchaser of its obligations under the Transaction Agreements.

     (e) No Registration Under Securities Act. Such Purchaser understands and acknowledges that the Shares have not been registered under the Securities Act or any state securities laws. Such Purchaser understands that the Shares cannot be sold unless they are subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available.

     (f) Legend. Such Purchaser acknowledges that a legend will be placed on the certificate or instrument evidencing the Shares, if any, substantially as follows:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS IN RELIANCE UPON CERTAIN EXEMPTIONS FROM REGISTRATION AND QUALIFICATION PROVIDED IN THE SECURITIES ACT AND THE RULES AND REGULATIONS THERETO AND THE APPLICABLE STATE SECURITIES LAWS. ACCORDINGLY, IT MAY BE UNLAWFUL TO OFFER, SELL OR


                                       -6-
                               Page 37 of 60 Pages

     TRANSFER THESE SHARES UNLESS (1) THE SHARES ARE REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR EXEMPTIONS THEREFROM ARE AVAILABLE, OR (2) THE TRANSFEROR PROVIDES AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT THE PROPOSED OFFER SALE OR TRANSFER WILL NOT VIOLATE THE 1933 ACT OR ANY APPLICABLE STATE SECURITIES LAW.

     (g) Investment Intent. Such Purchaser is acquiring the Shares hereunder for investment, solely for such Purchaser's own account and not with a view to, or for resale in connection with, the distribution or other disposition thereof in violation of applicable securities laws.

     (h) Accredited Investor. Such Purchaser is an accredited investor, as defined in Rule 501 promulgated under the Securities Act.

     Section 7. Indemnification.

     (a) Indemnification by the Seller. The Seller will indemnify the Purchasers against and hold the Purchasers harmless from any and all liabilities, losses, damages, costs, expenses (including reasonable attorneys' fees and expenses) (collectively, "Losses"), that the Purchasers may suffer arising out of or due to:

          (i) any inaccuracy or breach of any of the representations and warranties of the Seller contained in this Agreement or in any certificate delivered hereunder; or

          (ii) the nonfulfillment of any covenant, undertaking, agreement or other obligation of the Seller contained in this Agreement or in any certificate delivered hereunder.

     (b) Indemnification by the Purchasers. Each Purchaser will indemnify the Seller against and hold the Seller harmless from any and all Losses that the Seller may suffer arising out of or due to:

          (i) any inaccuracy or breach of any of the representations and warranties of such Purchaser contained in this Agreement or in any certificate delivered hereunder;

          (ii) the nonfulfillment of any covenant, undertaking, agreement or other obligation of such Purchaser contained in this Agreement or in any certificate delivered hereunder.

     (c) Survival. This Section 7 shall survive any termination of this Agreement.

     Section 8. Notices. All notices, requests, demands and other communications to any party or given under this Agreement (collectively, "Notices") will be in writing and delivered personally, by overnight courier or by registered mail to the parties at the following address or


                                       -7-
                               Page 38 of 60 Pages
sent by telecopier, with confirmation received, to the telecopy number specified below (or at such other address or telecopy number as will be specified by a party by like notice given at least five calendar days prior thereto):

          (i)   If to CHF, at:

                c/o Farallon Capital Management, LLC
                One Maritime Plaza
                Suite 1325
                San Francisco, California 94111
                Attn: Mark Wehrly

                With a copy to:

                Richards Spears Kibbe & Orbe
                One Chase Manhattan Plaza, 57th Floor
                New York, New York 10005
                Attn: William Q. Orbe

          (ii)  If to Makallon, at:

                c/o Makar Porperties, LLC
                4100 MacArthur Boulevard
                Suite 150
                Newport Beach, California 92660
                Attn:  Samuel H. Weissbard

          (iii) If to the Seller, at:

                CPH2, LLC
                c/o Wiley Rein & Fielding LLP
                1776 K Street, N.W.
                Washington, DC  20006-2304
                Attn:  Brook Edinger

                With a copy to:

                Capital Pacific Holdings, Inc.
                4100 MacArthur Boulevard
                Newport Beach, California  92660
                Attn:  Hadi Makarechian

All Notices will be deemed delivered when actually received. Each of the parties will hereafter notify the other in accordance with this Section 8(a) of any change of address or telecopy number to which notice is required to be mailed.


                                       -8-
                               Page 39 of 60 Pages

     Section 9. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, and by different parties hereto in separate counterparts, each of which when executed will be deemed an original, but all of which taken together will constitute one and the same instrument.

     Section 10. Integration. This Agreement and the other Transaction Agreements contain and constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior negotiations, agreements and understandings, whether written or oral, of the parties hereto.

     Section 11. Interpretation. As used in this Agreement, references to the singular will include the plural and vice versa and references to the masculine gender will include the feminine and neuter genders and vice versa, as appropriate. Unless otherwise expressly provided in this Agreement: (i) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement and (ii) article, section, subsection, schedule and exhibit references are references with respect to this Agreement unless otherwise specified. References in this Agreement to any law or regulation will refer to such laws and regulations as from time to time amended and to any laws or regulations successor thereto. Unless the context otherwise requires, the term "including" will mean "including, without limitation."

     Section 12. Descriptive Headings. The headings in this Agreement and in the schedules and exhibits hereto are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

     Section 13. Incorporation of Schedules and Exhibits. The schedules and exhibits hereto, if any, are incorporated into this Agreement and will be deemed a part hereof as if set forth herein in full. References to "this Agreement" and the words "herein", "hereof" and words of similar import refer to this Agreement (including the schedules and exhibits, if any) as an entirety. In the event of any conflict between the provisions of this Agreement and any schedule or exhibit, the provisions of this Agreement will control.

     Section 14. Amendment of Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 15. Successors and Assigns. This Agreement will be binding upon and inures to the benefit of and is enforceable by the respective successors and permitted assigns of the parties hereto. This Agreement may not be assigned by any party hereto without the prior written consent of all other parties hereto. Any assignment or attempted assignment in contravention of this Section 15 will be void ab initio and will not relieve the assigning party of any obligation under this Agreement

     Section 16. Extension; Waiver. At any time prior to the Closing, the parties hereto, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the


                                       -9-
                               Page 40 of 60 Pages
representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of the parties hereto to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of the parties.

     Section 17. No Waiver; Remedies. No failure or delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege will not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement will be cumulative and not exclusive of any rights or remedies provided by law.

     Section 18. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     Section 19. Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that state.

     Section 20. No Third-Party Rights. This Agreement is not intended, and will not be construed, to create any rights in any parties other than the Seller and the Purchasers.

     Section 21. Submission to Jurisdiction. Any lawsuit, action or proceeding with respect to this Agreement may only be brought in the courts of the State of California or of the United States of America for the Central District of California, and each of the Seller and the Purchasers hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of these courts. Each of the Seller and the Purchasers hereby irrevocably waives any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any lawsuit, action or proceeding in those jurisdictions. Each party waives any right to a trial by jury in any lawsuit, action or proceeding to enforce or defend any right under this Agreement or any amendment, instrument, document or agreement delivered or to be delivered in connection with this Agreement and agrees that any lawsuit, action or proceeding will be tried before a court and not before a jury.


                                      -10-
                               Page 41 of 60 Pages

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.


                             Seller:

                             CPH2, LLC



                             By:  /s/  Hadi Makarechian
                                -------------------------------
                                Name:  Hadi Makarechian
                                Title:    Presiding Member


                             Purchasers:

                             California Housing Finance, L.P.

                             By:  California Housing Finance, LLC,
                                    its General Partner

                             By:  Farallon Capital Management, LLC,
                                    its Manager



                             By:  /s/  Steve Millham
                                ---------------------------------
                                Name:  Steve Millham
                                Title:    Managing Member


                             Makallon, LLC

                             By:      Makar Properties, LLC
                                      its Managing Member

                                      By:      Makar Holdings, LLC
                                               its Managing Member


                                      By:  /s/  Paul Makarechian
                                         ---------------------------------
                                         Name: Paul Makarechian
                                         Title: Managing Member



                                      -11-
                               Page 42 of 60 Pages

                                     Consent
                                     -------


     Each of the undersigned represents, warrants and agrees that (i) the undersigned are the sole members of CPH2, LLC and (ii) he or she (as applicable) has read the foregoing Purchase and Sale Agreement and hereby consents (on behalf of CPH2, LLC) to the foregoing Purchase and Sale Agreement and authorizes Hadi Makarechian as Presiding Member to execute and deliver the same on behalf of CPH2, LLC.




                                /s/  Hadi Makarechian
                                ---------------------------
                                Hadi Makarechian



                                /s/  Barbara Makarechian
                                ---------------------------
                                Barbara Makarechian



                                /s/  Dale Dowers
                                ---------------------------
                                Dale Dowers



                                      -12-
                               Page 43 of 60 Pages

                                                                      SCHEDULE A
                                                                      ----------

                             Shares to be Purchased
                             ----------------------


Purchaser                                                       Number of Shares
---------                                                       ----------------
California Housing Finance, L.P.                                         902,425
Makallon, LLC                                                            772,312
                                                                      ----------
                                                                       1,674,737




                                      -13-
                               Page 44 of 60 Pages

                                                                      SCHEDULE B
                                                                      ----------

                            Portion of Payment Amount
                            -------------------------


Purchaser                                              Portion of Payment Amount
---------                                              -------------------------
California Housing Finance, L.P.         $3,994,217  plus the Net Escrow Balance
Makallon, LLC                                                         $5,305,783
                                                                      ----------
Total                                     $9,300,000 plus the Net Escrow Balance



                                      -14-
                               Page 45 of 60 Pages

                                                                       EXHIBIT R
                                                                              to
                                                                    SCHEDULE 13D



                                                                [EXECUTION COPY]


                              CONVERSION AGREEMENT


     CONVERSION AGREEMENT (the "Agreement"), dated as of December 5, 2002, by and among CAPITAL PACIFIC HOLDINGS, INC., a Delaware corporation (the "Company"), CALIFORNIA HOUSING FINANCE, L.P., a Delaware limited partnership ("CHF") and MAKALLON, LLC, a Delaware limited liability company ("Makallon" and together with CHF, the "Purchasers").

                                R E C I T A L S:
                                - - - - - - - -

     CPH2, LLC, a Delaware limited liability company ("Seller") has agreed to sell to CHF and to Makallon, and CHF and Makallon have agreed to purchase from Seller, all of Seller's right, title and interest in and to 1,674,737 shares of voting Common Stock, par value $0.10 per share, of the Company ("Voting Common Stock") as evidenced by a separate Purchase and Sale Agreement of even date (the "CPH2, LLC Sale Agreement"), conditioned on the execution, performance and delivery of this Agreement.

     Makallon agrees to exchange 772,312 shares of the Voting Common Stock acquired pursuant to the CPH2, LLC Sale Agreement for the same number of newly issued shares of non-voting Common Stock, par value $0.10 per share, of the Company ("Non-Voting Common Stock" and such 772,312 shares of Non-Voting Common Stock are referred to herein as the "2002 Non-Voting Stock").

     The Company and CHF entered into that certain Interest  Exchange  Agreement
dated  as  of  February  15,  2001  relating  to  certain   matters  (the  "2001
Agreement").

     Seller and CHF now wish to enter into this Agreement to provide for the exchange referred to above.

                                A G R E E M E N T
                                - - - - - - - - -

     In consideration of the premises and the mutual covenants and the agreements herein set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

     1.1. Definitions. As used in this Agreement, except as otherwise defined in the Recitals hereto, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

          "Acquired Shares" means the 1,674,737 shares of Voting Common Stock transferred by Seller to the Purchasers pursuant to the CPH2, LLC Sale Agreement and

                               Page 46 of 60 Pages
     after completion of the exchange described in Section 2.1 below shall include the 2002 Non-Voting Stock and 902,425 shares of Voting Common Stock.

          "Agreement and Release" has the meaning stated in the Stipulation.

          "Ancillary Agreements" means the Simultaneous Close Agreements, the Escrow Agreement, the Stipulation, the Agreement and Release and such other agreements, stock powers and other documents as may be entered into in connection with the Transactions.

          "Change of Control" means such time as (i) Permitted Holders shall cease to own in the aggregate for any reason (whether voluntary or involuntary), free and clear of all liens or other encumbrances, at least 51% of the outstanding shares of voting stock of the Company on a fully diluted basis; (ii) individuals who at the beginning of any period of two consecutive calendar years commencing after December 31, 2000 constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors or whose nomination for election by the Company's stockholders was approved by a vote of at least a majority of the members of the Board of Directors then still in office who either were members of the Board of Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or (iii) all or substantially all of the Company's assets shall be sold, leased, conveyed or otherwise disposed of as an entirety or substantially as an entirety to any "person" or "group" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) in one or a series of transactions.

          "Closing" has the meaning stated in Section 2.1 of this Agreement.

          "Closing Date" means the date of the Closing.

          "Common Equity" means, with respect to any Person, all shares, interests, participations, rights or other equivalents (however designated, whether voting or non-voting) in the equity (which includes, but is not limited to, common stock, membership interests, preferred stock and partnership and joint venture interests) of such Person that is generally entitled to (i) vote in the election of directors of such Person, or (ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

          "Common Stock" means common stock, both voting and non-voting, par value $0.10 per share, of the Company.

          "CPH3, LLC" means the limited liability company of that name organized in Delaware by Makarechian.

          "Dowers Sale Agreement" means that certain Purchase and Sale Agreement of even date between Dowers as Seller and CPH2, LLC as Purchaser.

          "Equity Securities" means common stock, preferred stock and any other capital stock, equity interest or other ownership interest or profit participation or similar right


                                      -2-
                               Page 47 of 60 Pages
     with respect to any entity, including, without limitation, any partnership or membership interest, any stock appreciation, phantom stock or similar right or plan, and any note or debt security having or containing equity or profit participation features, or any option, warrant or other security or right which is directly or indirectly convertible into or exercisable or exchangeable for any other equity securities.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          "Fundamental Transaction" means (i) any consolidation or merger of the Company, (ii) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company, (iii) any transaction resulting in a Change in Control, (iv) any liquidation of the Company, or (v) any redemption by the Company of any Common Stock.

          "Governmental Body" means any agency, bureau, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state, local, domestic or foreign.

          "Permitted Assignee" has the meaning stated in Section 8.4 of this Agreement.

          "Permitted Holder" means any of Hadi Makarechian, his spouse and immediate family members and/or any corporation, limited liability company or partnership of which such persons directly or indirectly control not less than a majority of the aggregate voting power of all classes of Common Equity of such entity and/or any trust controlled by or for the benefit of either Hadi Makarechian, his spouse and members of their immediate family but excluding, for the avoidance of doubt, Makallon, LLC, a Delaware limited liability company.

          "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including, without limitation, a Governmental Body.

          "Principal Shareholders" means CPH2, LLC and CPH3, LLC.

          "Real Property" means all real property interests, other than as lessee, together with all tenements, hereditaments, easements, rights of way, privileges and appurtenances to those interests and improvements and fixtures on or to those interests.

          "Registration   Rights   Agreement"  means  the  Registration   Rights
     Agreement dated October 1, 1997 by and between the Company and CHF, as amended by Section 2.3(b) of the 2001 Agreement.

          "Securities Act" means the Securities Act of 1933, as amended,  or any
     similar  federal  statute,  and  the  rules  and  regulations   promulgated
     thereunder, all, as the same shall be in effect at the time.


                                      -3-
                               Page 48 of 60 Pages

          "Simultaneous Close Agreements" means the CPH2, LLC Sale Agreement and the Dowers Sale Agreement.

          "Stipulation" means a Stipulation of Settlement relating to the proceeding in the Superior Court of the State of California, County of Orange County, Case No. 01CC06121.

          "Transactions"  shall  mean  the  transactions   contemplated  by  the
     Simultaneous Close Agreements, the Stipulation, the Agreement and Release and this Agreement.

                                   ARTICLE II
                                    EXCHANGE

     2.1. Exchange. Immediately upon Makallon's acquisition of the Acquired Shares pursuant to the CPH2, LLC Sale Agreement, (i) Makallon shall transfer to the Company all of Makallon's right, title and interest in and to 772,312 shares of Acquired Shares, (ii) the Company shall retain such shares as treasury stock, and (iii) the Company shall issue to Makallon the 2002 Non-Voting Stock (the "Closing").

     2.2. Registration. The Acquired Shares shall be deemed "Registrable Stock" under the terms of the Registration Rights Agreement. Any Acquired Shares transferred to any Permitted Assignee of either Puchaser's rights and obligations under this Agreement shall continue to be deemed "Registrable Stock" under the terms of the Registration Rights Agreement and each Purchaser and such Permitted Assignee shall collectively be deemed to be, and have all the rights and obligations of, the "Purchaser" under the terms of the Registration Rights Agreement. For avoidance of doubt, the total number of demand registration rights under the Registration Rights Agreement shall not be changed by inclusion of the Acquired Shares as Registrable Stock or by any assignment of any of CHF's or Makallon's rights hereunder.

     2.3. Rights Under 2001 Agreement. Each of the Company, Seller and CPH3, LLC hereby agrees and acknowledges that Makallon shall be deemed to have the same rights and obligations as CHF under Section 6.6 of the 2001 Agreement.

     2.4. Conditional Conversion of 2002 Non-Voting Stock. In consideration of Makallon's agreement to accept the 2002 Non-Voting Stock:

          (a) the Company shall (immediately upon such sale) convert all 2002 Non-Voting Stock to be sold by Makallon under Section 6.6 of the 2001 Agreement to Voting Common Stock of the Company in the event that both (i) the Principal Shareholders are selling more than fifty percent (50%) of the outstanding Voting Common Stock collectively owned by such entities in one or a series of transactions to which Section 6.6 of the 2001 Agreement applies, and (ii) (x) either Purchaser exercises its right under Section
     6.6 of the 2001 Agreement to participate in such sale by the Principal Shareholders or (y) either Purchaser issues an Offer Notice under Section
     6.6 of the 2001 Agreement and the Principal Shareholders elect to participate in such sale.

          (b) the Company shall immediately convert all 2002 Non-Voting Stock to Voting Common Stock of the Company upon any Change of Control.


                                      -4-
                               Page 49 of 60 Pages

          (c) the Company hereby covenants and agrees that in any Fundamental Transaction the Non-Voting Common Stock of the Company shall receive treatment, including, without limitation, the receipt of consideration and any other economic benefits (but excluding the provision of voting rights), identical to the treatment of the Voting Common Stock of the Company; provided, that conversion of 2002 Non-Voting Stock to Voting Common Stock under either Section 2.4(a) or (b) shall not satisfy the Company's obligations under this Section 2.4(c) unless such conversion is effected prior to the consummation of such Fundamental Transaction and the treatment of such converted Voting Common Stock in such Fundamental Transaction is identical to the treatment of the other Voting Common Stock of the Company.

                                   ARTICLE III
                              CONDITIONS TO CLOSING

     3.1. Conditions to Makallon's Obligations. The obligations of Makallon under this Agreement are subject to the satisfaction of each of the following conditions, unless waived by Makallon in writing, at or before the Closing:

          (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement and in the Ancillary Agreements shall be true and correct in all material respects when made, and shall be true and correct on the Closing Date with the same force and effect as though made on and as of the Closing Date.

          (b) Performance of Agreements. The Company shall have performed and complied in all material respects with all of its obligations and covenants contained in this Agreement, including its delivery obligations set forth in Section 2.1 and in the Ancillary Agreements required to be performed or complied with by the Company at or before the Closing.

          (c) Simultaneous Close Agreements. The Purchasers shall have received the following, in each case duly executed and delivered by all parties thereto:

               (i) the Escrow Agreement;

               (ii) the CPH2, LLC Sale Agreement;

               (iii) the Dowers Sale Agreement

          (d) Conditions precedent. The conditions to the respective parties' obligations to close the Simultaneous Close Agreements shall have been satisfied and the Closings thereunder shall occur simultaneously with the Closing hereunder.

          (e) Effective Date. The conditions to the Effective Date (as defined in the Stipulation) set forth in Section VI.9.1 of the Stipulation (other than the Closing hereunder) shall have occurred.


                                      -5-
                               Page 50 of 60 Pages

     3.2 Conditions to the Company's Obligations. The obligations of the Company under this Agreement are subject to the satisfaction of each of the following conditions, unless waived by the Company in writing, at or before the Closing:

          (a) Representations and Warranties. The representations and warranties of the Purchasers contained in this Agreement and in the Ancillary Agreements shall be true and correct in all material respects when made, and shall be true and correct on the Closing Date with the same force and effect as though made on and as of the Closing Date.

          (b) Performance of Agreements. Each Purchaser shall have performed and complied in all material respects with all of its obligations and covenants contained in this Agreement, including its delivery obligations set forth in Section 2.1(a), and in the Ancillary Agreements required to be performed or complied with by such Purchaser at or before the Closing.

          (c) Simultaneous Close Agreements. The Company shall have received the Simultaneous Close Agreements duly executed and delivered by all parties thereto.

          (d) Conditions Precedent. The conditions to the respective parties' obligations to close the Simultaneous Close Agreements shall have been satisfied and the Closing thereunder shall occur simultaneously with the Closing hereunder.

          (e) Effective Date. The conditions to the Effective Date (as defined in the Stipulation) set forth in Section VI.9.1 of the Stipulation (other than the Closing hereunder) shall have occurred.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES

     4.1. Representations and Warranties of the Company. The Company represents and warrants to the Purchasers as of the date hereof and as of the Closing as follows:

          (a) Authority and Enforceability. All actions on the part of the Company necessary for the authorization, execution and delivery of this Agreement and each of the Ancillary Agreements to which it is a party and for the consummation of the Transactions, have been duly and validly taken. This Agreement and each of the Ancillary Agreements to which it is a party have been duly executed and delivered by the Company, and constitute the valid and legally binding obligations of the Company enforceable against it in accordance with their terms.

          (b) Organization of the Company. The Company is (i) a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) is duly qualified to transact business in the State of California and in each other jurisdiction in which qualification is required to own, lease or license its properties or to carry on its business, and (iii) has all necessary corporate or other power and authority to own its properties, to carry on its business and to execute and deliver this Agreement and


                                      -6-
                               Page 51 of 60 Pages
     each of the Ancillary Agreements to which it is a party and to consummate the Transactions.

          (c) Contravention. Neither the execution, delivery and performance of this Agreement or any Ancillary Agreement to which it is a party nor the consummation of the Transactions will (with or without notice or lapse of time or both) (a) conflict with or breach any provision of the Company's governing documents, (b) violate any law, rule or regulation by which the Company or any of its properties may be bound or affected, or (c) conflict with or result in a default under any material contract or other material agreement to which the Company is a party or by which it or any of its properties may be bound or affected.

          (d) Approvals. No authorization, consent, order or approval of, notice to or registration or filing with, or any other action by any Governmental Body or other Person is required or advisable in connection with (i) the due execution and delivery by the Company of this Agreement or any Ancillary Agreement to which it is a party, or (ii) the performance by the Company of its obligations under any Ancillary Agreement to which it is a party, except any such filing or notice as shall have been made within the applicable period required by applicable law or regulation.

          (e) Capitalization. The authorized capital stock of the Company consists of 30,000,000 shares of Voting Common Stock, 5,000,000 shares of non-designated Preferred Stock, and 30,000,000 shares of Non-Voting Common Stock, of which, prior to the consummation of the exchange contemplated by
     Section 2.1 hereof, 13,679,362 shares of Voting Common Stock and 1,235,000 shares of Non-Voting Common Stock are issued and outstanding. As of the Closing, except as set forth above, and except as the result of the (i) exercise of employee stock options set forth on Schedule 5.1(e) or (ii) stock repurchases made in the ordinary course of business, the Company shall not have any Equity Securities issued and outstanding. As of the Closing, (A) the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Equity Securities, and (B) all of the outstanding shares of the Company's Equity Securities including without limitation the 2002 Non-Voting Stock shall be validly issued, fully paid and non-assessable. There are no statutory or contractual preemptive rights or rights of refusal in favor of any Person other than CHF or any Affiliate with respect to any of the Company's Common Stock. The Non-Voting Common Stock has rights and privileges that are in every way identical to those of the Voting Common Stock, except that the Non-Voting Common Stock does not have the right to vote except to the extent provided in the Company's charter or by-laws or provided by law.

     4.2. Representations and Warranties of the Purchasers. Each Purchaser severally for itself only represents and warrants to the Company as of the date hereof and as of the Closing as follows:

          (a) Power. It has the authority to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party, to perform its obligations


                                      -7-
                               Page 52 of 60 Pages
     hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

          (b) Binding Effect. This Agreement and each Ancillary Agreement to which it is a party has been duly executed and delivered by it, is its legal, valid and binding obligation enforceable against it in accordance with its terms.

          (c) Contravention. Neither the execution, delivery and performance of this Agreement or any Ancillary Agreement to which it is a party, nor the consummation of the Transactions will (with or without notice or lapse of time or both) (a) violate any law, rule or regulation by which it or any of its properties may be bound or affected, or (b) conflict with or result in a default under any material contract or other material agreement to which it is a party or by which it or any of its properties may be bound or affected.

          (d) Approvals. No authorization, consent, order or approval of, notice to or registration or filing with, or any other action by any governmental authority or other Person is required or advisable in connection with (i) the due execution and delivery by it of this Agreement or any Ancillary Agreement to which it is a party, or (ii) the performance by it of its obligations under this Agreement or any Ancillary Agreement to which it is a party.

          (e) No Registration Under Securities Act. Such Purchaser understands and acknowledges that the Acquired Shares have not been registered under the Securities Act or any state securities laws. Such Purchaser understands that the Acquired Shares cannot be sold unless they are subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available.

          (f) Legend. Such Purchaser acknowledges that a legend will be placed on the certificate or instrument evidencing the Acquired Shares, if any, substantially as follows:

          THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR UNDER ANY STATE SECURITIES LAWS IN RELIANCE UPON CERTAIN EXEMPTIONS FROM REGISTRATION AND QUALIFICATION PROVIDED IN THE 1933 ACT AND THE RULES AND REGULATIONS THERETO AND THE APPLICABLE STATE SECURITIES LAWS. ACCORDINGLY, IT MAY BE UNLAWFUL TO OFFER, SELL OR TRANSFER THESE SHARES UNLESS (1) THE SHARES ARE REGISTERED UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS OR EXEMPTIONS THEREFROM ARE AVAILABLE, OR (2) THE TRANSFEROR PROVIDES AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT THE PROPOSED OFFER SALE OR TRANSFER WILL NOT VIOLATE THE 1933 ACT OR ANY APPLICABLE STATE SECURITIES LAW.

          (g) Investment Intent. Such Purchaser is acquiring the Acquired Shares for investment, solely for its own account and not with a view to, or for resale in connection


                                      -8-
                               Page 53 of 60 Pages
     with, the distribution or other disposition thereof in violation of applicable securities laws.

          (h) Accredited Investor. Such Purchaser is an accredited investor, as defined in Rule 501 promulgated under the Securities Act.

                                    ARTICLE V
                                   TERMINATION

     5.1. Termination. This Agreement may be terminated at any time prior to the Closing by:

          (a) the mutual written consent of the Company and the Purchasers;

          (b) Makallon, if the conditions set forth in Section 3.1 shall not have been satisfied by the Expiration Date (as defined in the Stipulation), unless the failure of such condition is the result of a material breach of this Agreement or any Ancillary Agreement by Makallon;

          (c) The Company, if the conditions set forth in Section 3.2 shall not have been satisfied by the Expiration Date, unless the failure of such condition is the result of a material breach of this Agreement or any Ancillary Agreement by the Company; and

          (d) Either Purchaser or the Company if any Governmental Body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Transactions.

     5.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 5.1 hereof, such termination shall be the sole remedy, and (a) this Agreement shall forthwith become void, and (b) there shall be no liability on the part of the Company or either Purchaser; provided, however, that if such termination shall result from the breach by a party hereto of any of its obligations under this Agreement, such party shall be fully liable for any and all damages sustained or incurred by the other party hereto, its affiliates or any of the representatives of any of them as a result of or arising from such breach and such other party shall be entitled to seek any remedies available to its at law or in equity.

     5.3. Expenses. Each of the parties hereto will bear its own legal and accounting charges and other expenses arising from the negotiation, preparation and execution of this Agreement and the Ancillary Agreements .

     5.4 Transfer Taxes. If there should be any stock transfer taxes, or sales or use taxes (excluding any income taxes), filing fees, recording charges, registration costs or expenses directly or indirectly attributable to or arising out of the exchange of interests and other transactions contemplated by this Agreement or the CPH2, LLC Sale Agreement ("Transfer Taxes") payable, the Company will be responsible for filing any tax returns relating thereto, with the assistance of the Purchasers, and complying with any procedures required in connection with all Transfer Taxes resulting therefrom. The Company and the Purchasers will each pay one-half of any such Transfer Taxes due.


                                      -9-
                               Page 54 of 60 Pages

                                   ARTICLE VI
                                 INDEMNIFICATION

     6.1 Indemnification

     (a)  Indemnification  by  the  Company.  The  Company  will  indemnify  the
Purchasers against and hold the Purchasers harmless from any and all liabilities, losses, damages, costs, expenses (including reasonable attorneys' fees and expenses) (collectively, "Losses"), that the Purchasers may suffer arising out of or due to:

               (i) any inaccuracy or breach of any of the representations and warranties of the Company contained in this Agreement or in any certificate delivered hereunder; or

               (ii) the nonfulfillment of any covenant, undertaking, agreement or other obligation of the Company contained in this Agreement or in any certificate delivered hereunder.

     (b) Indemnification by the Purchasers. Each Purchaser will indemnify the Company against and hold each of them harmless from any and all Losses that the Company may suffer arising out of or due to:

               (i) any inaccuracy or breach of any of the representations and warranties of such Purchaser contained in this Agreement or in any certificate delivered hereunder;

               (ii) the nonfulfillment of any covenant, undertaking, agreement or other obligation of such Purchaser contained in this Agreement or in any certificate delivered hereunder.

                                   ARTICLE VII
                               GENERAL PROVISIONS

     7.1. Entire Agreement; Amendment. This Agreement and the Ancillary Agreements, together with all exhibits hereto, sets forth the entire understanding of the parties, and supersede all prior arrangements and communications, whether oral or written, with respect to the subject matter hereof.

     7.2. Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions of this Agreement, and this Agreement shall be construed in all respects as if the invalid or unenforceable provision were omitted.

     7.3. Notices. All notices, demands and communications hereunder shall be in writing and shall be deemed to be duly given upon personal delivery or five (5) days after being mailed from the State of California by registered or certified United States mail, postage pre-paid, return receipt requested, addressed to the parties at the addresses herein set forth, or at such other address as any party shall have furnished to the other parties in writing:

If to the Company:              Capital Pacific Holdings, Inc.


                                      -10-
                               Page 55 of 60 Pages

                                4100 MacArthur Boulevard
                                Newport Beach, CA  92660
                                Attn: President and Chief Legal Officer

If to the CHF:                  c/o Farallon Capital Management, L.L.C.
                                One Maritime Plaza
                                Suite 1325
                                San Francisco, CA  94111
                                Attn: Stephen L. Millham and Mark Wehrly

with a copy (not                Richards Spears Kibbe & Orbe
constituting notice)            One Chase Manhattan Plaza
                                New York, NY  10005
                                Attn: William Q. Orbe, Esq.

If to Makallon:                 c/o Makar Properties, LLC
                                4100 MacArthur Boulevard
                                Suite 150
                                Newport Beach, California 92660
                                Attn:  Samuel H. Weissbard

     8.4. Assignment. This Agreement shall not be assignable by the Company or either Purchaser, except that each Purchaser shall have the right by written notice to the Company to assign its rights and delegate its obligations under this Agreement and the Ancillary Agreements to any Permitted Assignee. "Permitted Assignee" means either (a) Makallon or (b) any other entity that is majority owned by, or that controls, is controlled by or is under common control with, CHF or its majority equity owners; provided, that CHF in connection with any delegation of any duties to any entity under this clause (b) provides assurances of the assignee's financial capacity acceptable to the Company in its sole discretion. Each of the Company, CPH2, LLC and CPH3, LLC hereby agrees and acknowledges (1) that any Permitted Assignee to which any Purchaser transfers any of the Acquired Shares under this Section 8.4 shall also be deemed to have the same rights and obligations as CHF under Section 6.6 of the 2001 Agreement and (2) that any transfer of, or any proposal to transfer, Acquired Shares to a Permitted Assignee shall not constitute an "Offer" under Section 6.6 of the 2001 Agreement. This Agreement, the Ancillary Agreements and all of the provisions hereof and thereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     8.5. Governing Law and Venue. This Agreement rights and obligations of the parties hereunder shall be governed by and construed in accordance with the internal laws, but not the laws pertaining to conflict or choice of laws, of the State of California. The exclusive forum for the determination of any action relating to this Agreement shall be either an appropriate court of the State of California in Orange County or the appropriate court of the United States in Orange County, California.

     8.6. Attorneys' Fees. If either party to this Agreement brings an action against the other party to interpret or enforce this Agreement the prevailing party shall be entitled to recover


                                      -11-
                               Page 56 of 60 Pages
its costs and expenses, including without limitation attorneys' fees and costs actually and reasonably incurred in connection with such action, including any appeal of such action.

     8.7. No Waiver. No waiver of any provision of this Agreement or any rights or obligations of any party hereunder shall be effective, except pursuant to a written instrument signed by the party or parties waiving compliance, and any such waiver shall be effective only in the specific instance and for the specific purpose stated in such writing.

     8.8. Cooperation and Further Assurances. The parties shall fully cooperate with each other in good faith to execute any and all reasonable documents and to perform all actions reasonably necessary or appropriate to effect the consummation of the transactions contemplated by this Agreement, both before or after the Closing.

     8.9. Captions and References to Articles and Sections. The titles of the articles and sections to this Agreement are for convenience only and are not a part of this Agreement and do not in any way limit, amplify or explain any of the provisions of this Agreement. All uses of the words "Article" and "Section" in this Agreement are references to articles and sections of this Agreement, unless otherwise specified.

     8.10. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


                                      -12-
                               Page 57 of 60 Pages

     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first written above.

                                  CAPITAL PACIFIC HOLDINGS, INC.


                                  By: /s/ Hadi Makarechian
                                     ---------------------------------
                                     Name:   Hadi Makarechian
                                     Title:  President



                                  MAKALLON, LLC

                                  By:      Makar Properties, LLC,
                                           its Managing Member

                                  By:      Makar Holdings, LLC,
                                           its Managing Member


                                  By:  /s/ Paul Makarechian
                                     ---------------------------------
                                     Name:   Paul Makarechian
                                     Title:  Managing Member



                                  CALIFORNIA HOUSING FINANCE, L.P.

                                  By:      California Housing Finance L.L.C.,
                                           its General Partner

                                  By: Farallon Capital Management, L.L.C., its Manager


                                  By:  /s/  Stephen L. Millham
                                      ---------------------------------
                                      Name:   Stephen L. Millham
                                      Title:  Managing Member


     The undersigned entities are executing this Agreement solely for the purposes set forth in Sections 2.3 and 8.4.

                                  CPH2, LLC


                                  By:   /s/  Hadi Makarechian
                                      ---------------------------------
                                      Name:   Hadi Makarechian
                                      Title:  Presiding Member




                                      -13-
                               Page 58 of 60 Pages

                                  CPH3, LLC


                                  By:   /s/  Hadi Makarechian
                                      ---------------------------------
                                      Name:   Hadi Makarechian
                                      Title:  Presiding Member




                                      -14-
                               Page 59 of 60 Pages

                                 Schedule 5.1(e)
                                 ---------------

                             EMPLOYEE STOCK OPTIONS


        Amount                   Exercise Price
        ------                   --------------

        64,833                        $2.75

        76,166                        $1.875

        73,333                        $2.50




                                      -15-
                               Page 60 of 60 Pages